Issuer Free Writing Prospectus dated April 11, 2012

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated March 29, 2012 and

Registration Statement No. 333-176603

FORUM ENERGY TECHNOLOGIES, INC.

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus, subject to completion, dated March 29, 2012 (the “Preliminary Prospectus”), of Forum Energy Technologies, Inc. (the “Company”) relating to its initial public offering of common stock. The information in this free writing prospectus updates and supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent therewith, or prepared based on assumptions that are inconsistent with the information below. All references to page numbers and captions correspond to the Preliminary Prospectus unless otherwise specified.

Revised offering information:

The information relating to the terms of the offering in the Preliminary Prospectus is revised as follows:

Total common stock offered	18,947,366 shares (21,789,470 shares if the underwriters’ option is exercised in full)

Common stock offered by Forum Energy Technologies, Inc.	13,889,470 shares

Common stock offered by the selling stockholders	5,057,896 shares (7,900,000 shares if the underwriters’ option is exercised in full)

Initial public offering price	$20.00 per share

Common stock to be outstanding after the offering	84,566,983 shares, including 2,666,666 shares to be sold in a concurrent private placement. See “—Concurrent Private Placement.”

Common stock owned by the selling stockholders after the offering	44,347,242 shares (41,505,138 shares if the underwriters’ option is exercised in full)

Net proceeds to Forum Energy Technologies	$257.9 million

Concurrent private placement	We have agreed to sell 2,666,666 shares of our common stock at a price of $18.75 per share in a private placement to Tinicum, L.P., a private equity firm not affiliated with SCF, or its permitted assignees (collectively, “Tinicum”) concurrently with the closing of this offering.

If the over-allotment option is exercised in full, SCF will hold 41,505,138 shares of our common stock, equal to 49.1% of the outstanding common stock following completion of this offering and the concurrent private placement. In that event, we will not be a “controlled company” as that term is set forth in Section 303A of the NYSE Listed Company Manual and described on page 131 of the preliminary prospectus. In addition, the Trigger Date will occur under our restated certificate of incorporation, as described under “Description of Capital Stock.”

Capitalization:

The following table sets forth our capitalization as of December 31, 2011:

•	on an actual basis;

•	on an as adjusted basis to give effect to this offering and the application of the net proceeds as set forth under “Use of proceeds;” and

•	on an as further adjusted basis to give effect to the concurrent private placement and the application of the net proceeds as set forth under “The offering—Concurrent private placement.”

You should read the following table in conjunction with “Use of proceeds,” “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our historical consolidated financial statements and related notes thereto appearing in the preliminary prospectus.

	As of December 31, 2011
	Actual	As adjusted	As further adjusted
	(in thousands)

Cash and cash equivalents(1)	$20,548	$20,548	$20,548

Long-term debt, excluding current maturities:
Senior secured credit facility(2)	$363,694	$105,832	$55,832
Term loan(2)	300,000	300,000	300,000
Other long-term debt	1,861	1,861	1,861
Less: current maturities	(5,176)	(5,176)	(5,176)

Total long-term debt	660,379	402,517	352,517

Stockholders’ equity:
Common stock, $0.01 par value; 296,000,000 shares authorized (actual, pro forma for 37 for 1 stock split); 67,944,025 shares issued and outstanding (actual); 81,833,495 shares issued and outstanding (as adjusted); 84,500,161 shares issued and outstanding (as further adjusted)	679	818	845
Additional paid-in capital	424,466	682,189	732,162
Warrants	27,097	27,097	27,097
Retained earnings	244,145	244,145	244,145
Treasury stock	(25,877)	(25,877)	(25,877)
Accumulated other comprehensive loss	(16,017)	(16,017)	(16,017)

Total stockholders’ equity	654,493	912,355	962,355

Total capitalization	$1,314,872	$1,314,872	$1,314,872

(1)	As of March 26, 2012, we had cash and cash equivalents of $30.5 million.

(2)	As of March 26, 2012, we had approximately $665 million of borrowings under our senior secured credit facility, $5.4 million of outstanding letters of credit and capacity to borrow an additional $229.7 million under the revolving portion of our senior secured credit facility.

Dilution:

After giving pro forma effect to our stock split and as adjusted for the sale of the shares in this offering and assuming the receipt of the net proceeds (after deducting discounts and commission and estimated expenses of this offering that we will pay), our adjusted pro forma net tangible book value as of December 31, 2011 would have been approximately $68.3 million, or $0.83 per share. This represents an immediate increase in the net tangible book value of $3.58 per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $19.17 per share.

The following table summarizes, on an adjusted pro forma basis as of December 31, 2011, the total number of shares of common stock owned by existing stockholders and to be owned by the new investors in this offering, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by the new investors in this offering, calculated before deduction of estimated discounts and commissions:

	Shares acquired		Total consideration		Average price per share
	Number	Percent	Amount	Percent

Existing stockholders(1)	68,010,847	83.0%	$425,145,000	60.5%	$6.25
New investors in this offering	13,889,470	17.0	277,789,400	39.5	20.00
Total	81,900,317	100.0%	$702,934,400	100.0%	$8.58

(1)	The number of shares disclosed for the existing stockholders includes 5,057,896 shares being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors in this offering does not include the 5,057,896 shares being purchased by the new investors from the selling stockholders in this offering.

Assuming the underwriters’ over-allotment option is exercised in full, sales by the selling stockholders in this offering will reduce the percentage of shares held by existing stockholders to 79.6% and will increase the number of shares held by new investors to 16,731,574, or 20.4%, on an adjusted pro forma basis as of December 31, 2011.

Principal and selling stockholders:

The information related to SCF’s ownership of our common stock is revised as follows:

Name and address of beneficial owner	Shares beneficially owned prior to the offering			Shares beneficially owned after offering and concurrent private placement(2)
	Number	Percentage(1)	Shares being offered	Number	Percentage

5% or more Stockholders:
SCF-V, L.P.(3)	23,175,579	34.1%	2,214,261	20,961,318	24.8%
SCF-VI, L.P.(3)	13,497,415	19.8%	1,289,581	12,207,834	14.4%
SCF-VII, L.P.(3)	19,098,216	25.7%	1,554,054	17,544,162	19.3%

(1)	Based upon an aggregate of 68,010,847 shares outstanding as of March 26, 2012. For each stockholder, in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, this percentage is determined by assuming the named stockholder exercises all options, warrants and other instruments pursuant to which the stockholder has the right to acquire shares of our common stock within 60 days of March 26, 2012, but that no other person exercises any options, warrants or other purchase rights (except with respect to the calculation of the beneficial ownership of all directors and executive officers as a group, for which the percentage assumes that all directors and executive officers exercise any options, warrants or other purchase rights).

(2)	Assumes no exercise of the underwriters’ over-allotment option to purchase 2,842,104 additional shares of our common stock from the selling stockholders. If the underwriters’ over-allotment option is exercised in full, each of SCF-V, L.P., SCF-VI, L.P. and SCF-VII, L.P. will sell 1,244,224, 724,634 and 873,246 shares, respectively and will own 23.3%, 13.6% and 18.3% of our common stock, respectively, following the sale of such shares.

(3)

L.E. Simmons is the natural person who has voting and investment control over the securities owned by SCF. Mr. Simmons serves as the President and sole member of the board of directors of LESA, the ultimate general partner of SCF. Because SCF-V, L.P., SCF-VI, L.P. and SCF-VII, L.P. are controlled by LESA, each of these entities may be considered to be a group for purposes of Section 13(d)(3) under the Securities Exchange Act of 1934. As a group, SCF beneficially owns 55,771,210 shares of our common stock, or 75.1% of our common stock, in the aggregate. This beneficial ownership includes 23,175,579 shares of our common stock currently outstanding and held by SCF-V, L.P., 13,497,415 shares of our common stock currently outstanding and held by SCF-VI, L.P., 12,732,144 shares of our common stock currently outstanding and held by SCF-VII, L.P. and 6,366,072 shares of our common stock issuable upon the exercise of warrants (assuming such warrants are exercised by the payment of the applicable exercise price in cash and assuming the previously described purchase right was exercised on December 27, 2011) issued and issuable by us to SCF-VII, L.P., in each case as further described under “Certain relationships and related party transactions—Subscription and warrant agreements.”

Shares eligible for future sale:

Upon the closing of this offering and the concurrent private placement, we will have outstanding an aggregate of 84,566,983 shares of common stock. Of these shares, all of the 18,947,366 shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders and the shares issued in the concurrent private placement will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of lock-up agreements and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•

Approximately 13.8 million shares will be eligible for sale, which includes approximately 1.9 million shares eligible for sale upon exercise of currently vested options and outstanding warrants, on the date of this prospectus and prior to 60 days after the date of this prospectus;

•	Approximately 1.8 million shares will be eligible for sale at least 60 days after and prior to 180 days after the date of this prospectus;

•

Approximately 55.4 million shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701; and

•

Approximately 8.5 million shares will be eligible for sale, upon exercise of currently vested options and outstanding warrants, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension).

* * * * * * * * *

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from the offices of: J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling 1-866-803-9204; BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department, or by emailing dg.prospectus_requests@baml.com; Credit Suisse, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, Telephone: (800) 221-1037, or by emailing newyork.prospectus@credit-suisse.com; or Citigroup, Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, or by calling 1-800-831–9146. You may obtain a copy of the most recent amendment to the registration statement, which included the Preliminary Prospectus, at http://www.sec.gov/Archives/edgar/data/1401257/000119312512138321/d196452ds1a.htm.

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